August 4, 2025

Jason Barnard
Chief Executive Officer
Foremost Clean Energy Ltd.
750 West Pender Street, Suite 250
Vancouver, British Columbia
V7Y 1K3
Canada

       Re: Foremost Clean Energy Ltd.
           Draft Registration Statement on Form F-3
           Submitted July 28, 2025
           CIK No. 0001935418
Dear Jason Barnard:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Anthony Epps